Exhibit 21.1
PositiveID Corporation
List of Subsidiaries

Country or State
of
Incorporation or
Company Name	Formation
National Credit Report.com, LLC	Florida
PositiveID Animal Health Corporation	Florida
VeriGreen Energy Corporation	Florida
Steel Vault Corporation	Delaware
IFTH NY Sub, Inc. (Formerly Information Technology Services, Inc. (D/B/A InfoTech))	New York
IFTH NJ Sub, Inc. (Formerly InfoTech USA, Inc. (D/B/A InfoTech))	New Jersey
6973531 Canada Inc.	Canada